Exhibit 9.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

reAlpha Tech Corp.

(the “Seller”),

and

turnit Holdings, LLC

(the “Buyer”)

dated as of

December 31, 2022

i

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated as of December 31, 2022 (the “Effective Date”), is entered into between reAlpha Tech Corp, a Delaware corporation (“Seller”) and Turnit Holdings, LLC, an Ohio limited liability company (“Buyer”).

RECITALS

WHEREAS, in connection with the transactions contemplated by this Agreement, upon signing of this Agreement: (a) Seller and CH reAlpha I shall amend SAFE 1 to, among other things, (i) add that the conversion trigger date for SAFE 1 may also include the Closing (as defined herein), (ii) provide that, upon conversion, Seller shall issue the SAFE 1 Stock Issuance, and (iii) further provide that, upon conversion, the remaining principal amount of SAFE I would convert into Promissory Note 1; and (b) Seller and CH reAlpha II shall amend SAFE 2 to, among other things, (i) add that the conversion trigger date for SAFE 2 may also include the Closing, (ii) provide that, upon conversion, Seller shall issue the SAFE 2 Stock Issuance, and (iii) further provide that, upon conversion, the remaining principal amount of SAFE 2 would convert into Promissory Note 2; and

WHEREAS, in connection with the transactions contemplated by this Agreement, prior to the Closing, Seller’s wholly owned subsidiary, myAlphie, Inc., a Delaware corporation (“myAlphie”) shall convert (the “Conversion”) myAlphie into a Delaware limited liability company (the “Company”), with all of the assets, properties and rights used, held for use, or useable in the operation of the business known as “myAlphie”, including, but not be limited to, all intellectual property in existence as of the date of this Agreement and developed prior to the Closing (as defined herein), such as: all patents, rights to apply for patents, trademarks, trade names, service marks, domain names, copyrights (and all applications and registration of all such intellectual property worldwide), schematics, industrial models, inventions, know-how, goodwill, trade secrets, licenses, contracts, business plans, processes, computer software programs, and other intangible proprietary information (taken collectively, the “Business”), all in exchange for one hundred percent (100%) of the issued and outstanding membership interests (the “Membership Interests”) of the Company (the “Contribution and Exchange”);

WHEREAS, Seller, Buyer, myAlphie (and upon Conversion, Company) desire that, at the Closing, Buyer acquire from the Seller, and Seller sell to Buyer one hundred percent (100%) of the Membership Interests of the Company (the “Acquired Interests”), subject to the terms and conditions set forth herein;

WHEREAS, at the Closing, Buyer will then issue to Seller five percent (5%) of membership interests in Buyer (“Buyer Issued Interests”) and each of CH reAlpha I and CH reAlpha II shall contribute to Buyer all of CH reAlpha I’s and CH reAlpha II’s rights, title, and interest in, and to, the Promissory Notes in exchange for their respective Buyer Issued Interests; and

WHEREAS, Giri Devanur, the majority owner of Seller, hereby acknowledges and agrees that entering into this transaction is in the best interest of Seller, and therefore he acknowledges that the covenants he is entering into here are fair and reasonable.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

The aforementioned “Recitals” are hereby incorporated by reference into the mutual agreements of the parties.

ARTICLE I
Definitions

The following terms have the meanings specified or referred to in this ARTICLE I:

“Acquired Interests” has the meaning set forth in the recitals.

“Acquisition Proposal” has the meaning set forth in Section 5.03(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an affiliated, consolidated, combined, unitary or similar group, including pursuant to Treasury Regulations Section 1.1502-6 (or any analogous or similar state, local, provincial, or foreign Law).

“Agreement” has the meaning set forth in the preamble.

“Ancillary Documents” means those documents and agreements as set forth in Sections 2.03 and Sections 7.02 and 7.03 hereof.

“Assignment” has the meaning set forth in Section 2.03(b)(i).

“Business” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday, or any other day on which commercial banks located in Ohio are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” has the meaning set forth in Section 8.02.

“Buyer Issued Interests” has the meaning set forth in the recitals.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act ((Pub. L. 116-136) and any amendment or modification thereto (including the Consolidated Appropriations Act, 2021).

“CH reAlpha I” means CH ReAlpha Investments, LLC, an Ohio limited liability company.

“CH reAlpha II” means CH ReAlpha Investments II, LLC, an Ohio limited liability company.

“Closing” has the meaning set forth in Section 2.04.

“Closing Date” has the meaning set forth in Section 2.04.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals.

“Company Intellectual Property” means all Intellectual Property that is owned by the Company (or prior to conversion, myAlphie or Seller) and related to the Business.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property used in the Business to which the Company (or prior to Conversion, myAlphie or Seller) is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration, or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company (or prior to Conversion, myAlphie or Seller) related to the Business.

“Company Products” means all Software and other products that the Company (or prior to Conversion, myAlphie or Seller) currently licenses or provides as a service, or currently has an obligation to provide support with respect to the Business.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements or obligations, whether written or oral, related to the Business entered by or on behalf of the Seller or the Company (or prior to Conversion, myAlphie).

“Contribution and Exchange” has the meaning set forth in the recitals.

“Direct Claim” has the meaning set forth in Section 8.05(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars” or “$” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court, or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

“Indemnified Party” has the meaning set forth in Section 8.05.

“Indemnified Taxes” means, whether disputed or not, any the following Taxes: (i) any and all Taxes of the Seller; (ii) any and all Taxes of myAlphie; (iii) any and all Taxes for which the Company is liable with respect to any Pre-Closing Tax Period taking into account the principles and procedures set forth in Section 6.02; (iv) any and all Taxes for which the Company is liable as a result of being a member of an Affiliated Group prior to Closing (including pursuant to Treasury Regulations Section 1.1502-6 (or any analogous or similar state, local, provincial, or foreign Law)); (v) any and all Taxes for which the Company is liable as a transferee or successor, by contract (including any Tax allocation, sharing, indemnity or similar agreement), pursuant to any law, or otherwise, in each case, which relate to an event or transaction occurring before the Closing; (vi) the employer’s share of all employment, payroll, social security, unemployment, withholding or other similar Taxes incurred as a result of any compensatory payments made in connection with the transactions contemplated by this Agreement with respect to the acquisition of the Acquired Interests; (vii) the employer’s share of any “applicable employment taxes” that the Company has elected to defer pursuant to Section 2302 of the CARES Act (as modified by the Consolidated Appropriations Act, 2021); (viii) any and all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) (collectively, “Transfer Taxes”); (ix) any and all Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as a cash refund or a credit or offset against Taxes otherwise payable) that was received by the Company on or before the Closing Date; and (x) any costs, fees and expenses incurred by any Buyer Indemnitee in connection with any of the foregoing Taxes.

“Indemnifying Party” has the meaning set forth in Section 8.05.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names, internet domain name registrations and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (“Software”); (i) rights of publicity; and (j) all other intellectual or industrial property and related proprietary rights.

“Knowledge of Seller or Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of any director, manager, managing member or officer of Seller, myAlphie (or upon Conversion, the Company), including Giri Devanur and Mike Logozzo, after due inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement, or rule of law of any Governmental Authority.

“Liabilities” has the meaning set forth in Section 3.07.

“Licensed Intellectual Property” means all Intellectual Property in which the Company (or prior to Conversion, myAlphie) holds any rights or interests granted by other Persons, including Seller or any of its Affiliates.

“Losses” means losses, damages, liabilities, Taxes, loss of Tax benefits, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except to the extent awarded to a Governmental Authority or other third party.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of myAlphie (or upon conversion, the Company), or (b) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which myAlphie (or upon conversion, the Company) operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement, except pursuant to Section 3.05; (vi) any changes in applicable Laws or accounting rules; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 3.08.

“Membership Interests” has the meaning set forth in the recitals.

“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances, and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

“Platform Agreements” has the meaning set forth in Section 3.10(j).

“Post-Closing Tax Period” means (i) any taxable period beginning after the Closing Date and, (ii) with respect to any Straddle Period, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and, (ii) with respect to any Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Promissory Note 1” means that certain promissory note issued by Seller to CH reAlpha I in the amount of Nine Hundred Seventy-Five Thousand Dollars ($975,000).

“Promissory Note 2” means that certain promissory note issued by Seller to CH reAlpha II in the amount of Four Million Eight Hundred Seventy-Five Thousand Dollars ($4,875,000)

“Promissory Notes” means Promissory Note 1 and Promissory Note 2.

“Real Property” means the real property owned, leased, or subleased by myAlphie (or upon Conversion, the Company), together with all buildings, structures and facilities located thereon.

“Representative” means, with respect to any Person, all directors, managers, managing members, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

“Restricted Business, as it relates to Seller, shall mean any business related to providing a technology platform for bidding on projects required as part of turnover management for any residential, multi-family, commercial or office properties; provided, however, that this restriction shall not preclude Seller or an Affiliate from providing property management services related to turnover management for any single-family residence (including any apartment, condominium or cooperative) that is part of an investment portfolio owned by Seller or its Affiliate in the ordinary course of Seller’s or such Affiliate’s business. Restricted Business for the Buyer and the Company following this transaction shall include any business primarily engaged in the purchase and subsequent short-term rental of single-family residences through Airbnb or another similar service.

“Restricted Period” has the meaning set forth in Section 5.07(a).

“Retained Stock Interests” means the SAFE 1 Stock Issuance and SAFE 2 Stock Issuance.

“SAFE 1” means that certain Simple Agreement for Future Equity, dated April 14, 2021, for One Million Dollars ($1,000,000), by and between CH reAlpha I and Seller.

“SAFE 1 Stock Issuance” means 2.5% of the outstanding principal amount of SAFE 1 would convert into a number of shares of Seller’s common stock equal to two and one-half percent (2.5%) of the issued and outstanding shares of Seller’s common stock (calculated on a fully diluted basis).

“SAFE 2” means that certain Simple Agreement for Future Equity, dated April 14, 2021, for Five Million Dollars ($5,000,000), by and between CH reAlpha II and Seller

“SAFE 2 Stock Issuance” means 2.5% of the outstanding principal amount of SAFE 2 would convert into a number of shares of Seller’s common stock equal to two and one-half percent (2.5%) of the issued and outstanding shares of Seller’s common stock (calculated on a fully diluted basis).

“Seller” has the meaning set forth in the preamble.

“Seller Affiliated Group” means any Affiliated Group the common parent of which is the Seller.

“Seller Indemnitees” has the meaning set forth in Section 8.03.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Straddle Period” has the meaning set forth in Section 6.02.

“Taxes” means, whether disputed or not, any and all (a) federal, state, local or foreign taxes of any kind whatsoever (however denominated) that is, or could be, imposed, assessed or collected by or under the authority of any Governmental Authority, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital gain, capital stock, franchise, profits, withholding, escheat, abandoned or unclaimed property, employees’ income withholding, social security (or similar), unemployment, disability, real property, personal property, occupancy, sales, use, transfer, goods and services, value added, alternative or add-on minimum, financial transaction, registration, ad valorem, estimated or other tax, governmental fee, assessment or charge, (b) interests, fines, penalties or additions to Tax or additional amounts with respect to any item described in clause (a) and any and all interest in respect of such fines, penalties or additions, and (c) liability for any item described in clause (a) or (b) whether imposed, assessed, due or otherwise payable directly, as a result of being a member of an Affiliated Group (including pursuant to Treasury Regulations Section 1.1502-6 (or any analogous or similar state, local, provincial, or foreign Law)), as a transferee or successor, by contract (including any Tax allocation, sharing, indemnity or similar agreement), pursuant to any law, or otherwise.

“Tax Claim” has the meaning set forth in Section 6.03.

“Tax Return” means any returns, declarations, elections, reports, claims for refund, information returns, estimates or other documents (including any thereto related or supporting schedules, statements or information, and including any amendments thereof) filed or required to be filed with a Governmental Authority in connection with (a) the determination, assessment, claim of refund, or collection of Taxes of any Person or (b) the administration of, implementation of, enforcement of, or compliance with any laws, regulations or administrative requirements relating to any Taxes.

“Third-Party Claim” has the meaning set forth in Section 8.05(a).

“Transition Services Agreement” has the meaning set forth in Section 2.03(b)(iii).

ARTICLE II
Purchase and sale

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title, and interest in and to the Acquired Interests, free and clear of all Encumbrances, in exchange for the Purchase Consideration (as defined below) specified in Section 2.02.

Section 2.02 Purchase Consideration. The consideration for the Acquired Interests (the “Purchase Consideration”) shall be: (a) Buyer’s assumption and application of Seller’s liabilities and payment obligations under the Promissory Notes; and (b) Buyer’s issuance to Seller of the Buyer Issued Interests.

Section 2.03 Transactions to be Effected at the Closing.

(a) At the Closing, Buyer shall deliver to Seller:

(i) a certificate from an officer of Buyer dated as of the Closing Date certifying that (I) correct and complete copies of all resolutions adopted by the manager of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (II) the names and signatures of the officers of Buyer authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder (the “Buyer’s Officer’s Certificate”);

(ii) reimbursement to Seller in the amount of $87,500 for services performed on a work for hire basis by Naamche (as defined below) for, and Seller’s operation of, the Business;

(iii) the Buyer Closing Certificate; and

(iv) the Ancillary Documents and all other agreements, documents, instruments, or certificates (including evidence of the Buyer Issued Interests) required to be delivered by Buyer at or prior to the Closing pursuant to Section 7.03 of this Agreement.

(b) At the Closing, Seller shall deliver to Buyer:

(i) an assignment of the Membership Interests to Buyer in form and substance satisfactory to Buyer (the “Assignment”), duly executed by Seller; and

(ii) documentary evidence of the Conversion and consummation of the pre-Closing Contribution and Exchange, and ownership of the Membership Interests of the converted Company, including the following:

(A) duly executed and enforceable Contribution Agreement by and between the Seller and the Company;

(B) the original unit certificates representing the Membership Interests, if applicable, and duly executed copies of any documents or instruments necessary to transfer to the Buyer good and valid title to the Acquired Interests, free and clear of all Liens;

(C) evidence reasonably satisfactory to Buyer that (i) all Business assets, including but not limited to Company Products, Company IP Registrations, unregistered Trademarks, Company IP Agreements, Company IT Agreements and Licensed Intellectual Property have been properly assigned to the Company, (ii) that the Company holds all right title and interest in and to, free and clear of any and all liens or encumbrances, all assets related to the Business, and (iii) that all such assignments and changes of ownership have been duly recorded with the appropriate Governmental Authority.

(iii) a transition services and restrictive covenant agreement, in a form satisfactory to Buyer and Seller, duly executed by the Seller and Buyer (the “Transition Services Agreement”);

(iv) an offer letter, duly executed by Sureet Pabbi (the “Pabbi Offer Letter”);

(v) a consulting and restrictive covenant agreement or other similar work-for-hire agreement, in a form reasonably satisfactory to the Buyer, duly executed by Naamche, Inc., a Delaware corporation (“Naamche”) and/or each of its founders, as applicable (the “Naamche Agreement”);

(vi) a certificate from an officer of Seller dated as of the Closing Date certifying that (A) correct and complete copies of each of the certificate of formation (or equivalent document) of the Company, certified by the Secretary of State of the State of Delaware, and a copy of the limited liability company agreement (or equivalent document) of the Company, are attached thereto, (B) correct and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted by the board of directors of Seller in connection with the transactions contemplated hereby and thereby, (C) correct and complete copies of all resolutions adopted by the requisite stockholders of Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby with respect to the stockholders of Seller, and (D) the names and signatures of the officers of Seller authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder (the “Seller’s Officer’s Certificate”);

(vii) the Seller Closing Certificate;

(viii) the amended SAFE 1, duly executed by Seller;

(ix) the amended SAFE 2, duly executed by Seller;

(x) the SAFE 1 Stock Issuance, duly executed by Seller;

(xi) the SAFE 2 Stock Issuance, duly executed by Seller;

(xii) the Promissory Note 1, duly executed by Seller;

(xiii) the Promissory Note 2, duly executed by Seller;

(xiv) the Assignment and Assumption Agreement, duly executed by Seller;

(xv) Intellectual Property Assignment and Release Agreement by and between Naamche and Buyer; and

(xvi) any other Ancillary Documents and all other agreements, documents, instruments, or certificates required to be delivered by Seller at or prior to the Closing pursuant to Section 7.02 or Section 2.03 of this Agreement.

Section 2.04 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests contemplated hereby shall take place at a closing (the “Closing”) to be held at the later of 10:00 a.m., January 27, 2023, or no later than two (2) Business Days after the last of the conditions to Closing set forth in ARTICLE VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), remotely by exchange of documents and signatures (or their electronic counterparts), or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

ARTICLE III
Representations and warranties of seller

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof and at and as of the Closing Date with the same effect as though such representations and warranties were made as of such date.

Section 3.01 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Seller has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution, and delivery by Buyer) this Agreement constitutes a legal, valid, and binding obligation of Seller enforceable against Seller in accordance with its terms. When each Ancillary Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution, and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms.

Section 3.02 Organization, Authority and Qualification of myAlphie and the Company. myAlphie is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Upon Conversion, the Company will be, and is, a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. myAlphie (and upon Conversion, the Company) has full corporate or limited liability company power and authority (as the case may be) to own, operate or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Section 3.02 of the Disclosure Schedules sets forth each jurisdiction in which myAlphie and the Company is licensed or qualified to do business, and myAlphie (and upon Conversion, the Company) is (or will be) duly licensed or qualified to do business and is (or will be) in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary. All corporate or limited liability company actions taken by myAlphie (or upon Conversion, the Company), as the case may be, in connection with this Agreement and the other Ancillary Documents will be duly authorized on or prior to the Closing. Following the Conversion, the new entity will be treated as a disregarded entity for tax purposes.

Section 3.03 Capitalization.

(a) Seller is the record owner of 100% of the stock of myAlphie (“myAlphie Stock”) and upon Conversion, Seller will be the record owner of 100% of the Membership Interest) and Seller has good and valid title to the myAlphie Stock (and upon Conversion the Company will have good and valid title to the Membership Interests), in each case, free and clear of all Encumbrances. The myAlphie Stock (and upon Conversion the Membership Interests) constitute 100% of the total issued and outstanding stock (and upon Conversion, membership interests) in the Company. The myAlphie Stock (and upon Conversion, the Membership Interests) have been or will be duly authorized and validly issued, fully paid and non-assessable. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all the Acquired Interests, free and clear of all Encumbrances as set forth on Schedule 3.03(a).

(b) The myAlphie Stock (and upon Conversion, the Membership Interests) were or will be issued in compliance with applicable Laws. The Acquired Interests will not be issued in violation of the Organizational Documents of the Company or any other agreement, arrangement, or commitment to which Seller, myAlphie, or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

Section 3.04 No Subsidiaries. myAlphie (and upon Conversion, the Company) does not own or have any interest in any shares or have an ownership interest in any other Person (other than 25% ownership interest in Naamche). For avoidance of doubt, Seller’s 25% interest in Naamche shall remain with Seller.

Section 3.05 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Seller, myAlphie (or upon Conversion, the Company); (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, myAlphie or the Company; (c) except as set forth in Section 3.05 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Seller, myAlphie (or upon Conversion, the Company) is a party or by which Seller, myAlphie (or upon Conversion, the Company) is (or will be) bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of myAlphie (or upon Conversion, the Company); or (d) result in the creation or imposition of any Encumbrance on any properties or assets of myAlphie (or upon Conversion, the Company).

Section 3.06 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Seller (a) shall be able to pay its debts as they become due, (b) shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (c) will have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of myAlphie (or upon Conversion, the Company).

Section 3.07 Undisclosed Liabilities. Except as otherwise listed on Section 3.07 of the Disclosure Schedules or otherwise incurred in the ordinary course of business consistent with past practices, myAlphie (or upon Conversion, the Company) has no known liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, absolute, or contingent, accrued or unaccrued, matured or unmatured, or otherwise (“Liabilities”).

Section 3.08 Material Contracts. Section 3.08 of the Disclosure Schedules lists the Contracts of myAlphie (and upon Conversion, the Company) (the “Material Contracts”). Each Material Contract is valid and binding on the Seller, myAlphie (or upon Conversion, the Company) in accordance with its terms and is in full force and effect. None of the Seller, myAlphie (or upon Conversion, the Company) or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 3.09 Title to Assets; Real Property. myAlphie (and upon Conversion, the Company) does not, and has not ever, owned or leased any Real Property. myAlphie (and upon Conversion, the Company) has (or will have) good and valid title to, or a valid leasehold interest in, all Real Property (if any) and personal property and other assets owned or used in the Business.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the Disclosure Schedules contains a correct, current, and complete list of: (i) all myAlphie (or upon conversion, Company) Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status; (ii) all unregistered Trademarks included in myAlphie (or upon conversion, Company) Company Intellectual Property; (iii) all proprietary Software of myAlphie (or upon conversion, Company); and (iv) all other Company Intellectual Property used or held for use in the Business as currently conducted.

(b) Section 3.10(b) of the Disclosure Schedules identifies all the Company Products. myAlphie (or upon conversion, Company) possesses all source code and other documentation and materials necessary to compile and operate the Company Products, and except as set forth in Section 3.10(b) of the Disclosure Schedules, myAlphie (or upon conversion, Company) has not disclosed, delivered, licensed, or otherwise made available, and myAlphie (or upon conversion, Company) does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any Company Products to any Person.

(c) Section 3.10(c) of the Disclosure Schedules contains a correct, current and complete list of all Company IP Agreements, specifying for each the date, title, and parties thereto, and separately identifying the Company IP Agreements: (i) under which myAlphie (or upon conversion, Company) is a licensor or otherwise grants to any Person any right or interest relating to any Company Intellectual Property; (ii) under which myAlphie (or upon conversion, Company) is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to myAlphie’s (or upon conversion, Company’s) ownership or use of Intellectual Property, in each case identifying the Intellectual Property covered by such Company IP Agreement. Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all current Company IP Agreements, including all modifications, amendments, and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the parties thereto in accordance with its terms and is in full force and effect. To Seller’s Knowledge, neither myAlphie (or upon conversion, the Company) nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement.

(d) Subject to Disclosure Schedule 3.10(d), neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or require the consent of any other Person in respect of myAlphie’s (or upon conversion, Company’s) right to own or use any Company Intellectual Property or Licensed Intellectual Property.

(e) All the Company Intellectual Property and Licensed Intellectual Property are valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. No judgment, holding, decision, order or decree of any court or other Governmental Authority, and no agreement, consent or stipulation exists, restricting in any material respect myAlphie’s (or upon conversion, Company’s) use or enjoyment of the Company Intellectual Property or the Licensed Intellectual Property. myAlphie (and upon conversion, Company) has taken all necessary steps to maintain and enforce the Company Intellectual Property and Licensed Intellectual Property and to preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements. All required filings and fees related to the Company IP Registrations have been submitted with and paid to the relevant Governmental Authorities and authorized registrars. Seller has provided Buyer with true and complete copies of all file histories, documents, certificates, office actions, correspondence, assignments, and other instruments relating to the Company IP Registrations.

(f) To the Seller’s Knowledge, the conduct of the Business as currently conducted, including the use of the Company Intellectual Property and Licensed Intellectual Property in connection therewith, and the products, processes and services of myAlphie (and upon conversion, Company) does not infringe, misappropriate, or otherwise violate, the Intellectual Property or other rights of any Person. To Seller’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(g) RESERVED.

(h) Section 3.10(h) of the Disclosure Schedules sets forth a list of all Open Source Software that is used in, incorporated into, integrated or bundled with any Company Products, and for each such item of Open Source Software: (i) the name and version number of the applicable license; (ii) the distributor or website from which the Open Source Software was obtained; and (iii) the manner in which such Open Source Software is used in, incorporated into, integrated or bundled with any Company Products (including, as applicable, the relevant Company Product or Company Products, the manner and extent to which such item of Open Source Software interoperates with any Company Products, such as by static or dynamic linking, inheritance, pipes, files, APIs, function calls, etc.).

(i) myAlphie (and upon conversion, Company) does not use and has not used any Open Source Software or any modification or derivative thereof: (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Intellectual Property or (ii) under any license requiring myAlphie (or upon conversion, Company) to disclose or distribute the source code to any of the Company Products, to license or provide the source code to any of the Company Products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Company Products at no or minimal charge.

(j) Section 3.10(j) of the Disclosure Schedules contains a correct, current, and complete list of all social media accounts used in myAlphie’s (or upon conversion, Company’s) business. myAlphie (or upon conversion, Company) has materially complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, “Platform Agreements”). There are no Actions, whether settled, pending, or threatened, alleging any (i) breach or other violation of any Platform Agreement by myAlphie (or upon conversion, the Company); or (ii) defamation, violation of publicity rights of any Person, or any other violation by myAlphie (or upon conversion, the Company) in connection with its use of social media.

Section 3.11 Legal Proceedings; Governmental Orders.

(a) Except as set forth in Section 3.11(a) of the Disclosure Schedules, there are no Actions pending or, to Seller’s Knowledge, threatened (i) against or by myAlphie (or upon conversion, the Company) affecting any of its properties or assets (or by or against Seller or any Affiliate thereof and relating to myAlphie (or upon Conversion, the Company); or (ii) against or by myAlphie (or upon conversion, the Company), Seller or any Affiliate of Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred, or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) Except as set forth in Section 3.11(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties, or awards against or affecting myAlphie (or upon conversion, the Company) or any of its properties or assets. The Seller and myAlphie (and upon Conversion, the Company) are in compliance with the terms of each Governmental Order set forth in Section 3.11(b) of the Disclosure Schedules. No event has occurred, or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

Section 3.12 Taxes. Except as set forth in any Section 3.12 Disclosure Schedule:

(a) Each of Seller and myAlphie (and upon Conversion, the Company) has timely filed all Tax Returns required to be filed pursuant to applicable Laws, such Tax Returns are true, accurate, complete, and correct in all respects and have been prepared in compliance with all applicable Laws. Each of Seller and myAlphie (and upon Conversion, the Company) has paid all Taxes due and payable (whether shown or required to be shown on any Tax Return). All Taxes of Seller and myAlphie (and upon Conversion, the Company) not yet due and payable have been fully accrued on the books of Seller and myAlphie (and upon Conversion, the Company), as applicable.

(b) Each of Seller and myAlphie (and upon Conversion, the Company) has timely and properly withheld (i) all amounts required to have been withheld and paid, including in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, creditor, stockholder or other third party, and (ii) all sales, use, ad valorem, and value added Taxes. Each of Seller and myAlphie (and upon Conversion, the Company) has timely remitted all withheld Taxes to the proper Governmental Authority in accordance with all applicable Laws and has complied in all respects with respect to any record retention obligations under applicable Tax Law with respect thereto. Each of Seller and myAlphie (and upon Conversion, the Company) has complied with all filings required with respect thereto, including without limitation IRS Forms W-2 and 1099.

(c) There is no audit, examination, or any Action with respect to Taxes or Tax Returns now being conducted, pending, or threatened with respect to Seller and myAlphie (and upon Conversion, the Company). All deficiencies asserted, or assessments made, against Seller and myAlphie (or upon Conversion, the Company) because of any examinations by any taxing authority have been fully paid.

Section 3.13 Books and Records. The minute books of myAlphie (and upon Conversion, the Company) have been made available to Buyer, are complete and correct, and have been maintained in accordance with sound business practices. The minute books of myAlphie (and upon Conversion, the Company) contain accurate and complete records of all meetings, and actions taken by written consent of, the members, and no meeting, or action taken by written consent, of any such members has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all those books and records will be in the possession of the Company.

Section 3.14 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller.

Section 3.15 Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, considering the circumstances in which they are made, not misleading.

ARTICLE IV
Representations and warranties of buyer

Buyer represents and warrants to Seller that the statements contained in this ARTICLE IV are true and correct as of the date hereof (except as otherwise qualified herein) and at and as of the Closing Date with the same effect as though such representations and warranties were made as of such date.

Section 4.01 Organization and Authority of Buyer. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Ohio. Buyer has full limited liability company power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution, and delivery by Seller) this Agreement constitutes a legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its terms. When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution, and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party.

Section 4.03 Capitalization.

(a) Buyer is the record owner of and has good and valid title to the Buyer Issued Interests to be issued to Seller, free and clear of all Encumbrances. The Buyer Issued Interests, at or prior to Closing, will have been duly authorized and will be validly issued, fully paid and non-assessable.

(b) The Buyer Issued Interests were issued in compliance with applicable Laws and not in violation of the Organizational Documents of Buyer or any other agreement, arrangement, or commitment to which Buyer is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.

Section 4.05 Securities Representations. As of the Closing Date, the Buyer represents that it has had opportunity to conduct its own due diligence and that with regard to the Company and its predecessor myAlphie that it found the information provided to it was similar to that which is provided in a Registration Statement on Form S-4. Buyer further represents and warrants that it is purchasing for investment and not with any intention to distribution of securities purchased (other than in connection with the transactions contemplated herein), and that it was not solicited by any means of general solicitation for this transaction.

(a) Buyer is familiar with the Company and with the risks associated with an investment in the Company. Buyer is fully aware that the Membership Interests being purchased are being sold in reliance upon the exemption provided for by Section 4(a)(2) of the Act and similar exemptions provided under state securities laws on the grounds that no public offering is involved, and that the representations, warranties and agreements set forth in this Agreement are essential to the claiming of such exemptions.

(b) Other than in connection with the transactions contemplated herein, Buyer is purchasing the Membership Interests with its own funds or other forms of consideration, and not with the funds of any other person, firm or entity, and except as otherwise contemplated herein, Buyer is acquiring the Membership Interests for its own account.

Section 4.06 Buyer will cooperate with Seller in filing, or authorizing the filing on the Company’s behalf, of any report required by the Securities and Exchange Commission or any state or territorial securities agencies to be filed in connection with the Membership Interests in the Company for which Buyer is receiving as part of the Purchase Consideration.

Section 4.07 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred, or circumstances exist that may give rise or serve as a basis for any such Action.

ARTICLE V
Covenants

Section 5.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause myAlphie (and following Conversion, the Company) to, (x) conduct the Business in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of myAlphie (and upon Conversion, the Company) and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with myAlphie (and upon conversion, Company). Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall cause myAlphie (and upon conversion, Company) to:

(a) preserve and maintain all its Permits;

(b) pay its debts, Taxes, and other obligations when due;

(c) not (i) incur any Taxes outside the ordinary course of business, (ii) change its method of accounting, (iii) change an accounting period of Seller or myAlphie (or upon Conversion, the Company) with respect to any Tax, (iv) file an amended Tax Return, (v) make, change, or revoke any election with respect to Taxes, or (vi) take any action that could result in the Company ceasing to be a “disregarded entity” within the meaning of Treasury Regulation Section 301.7701-2(a), in each case, that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or the Company in respect of any Post-Closing Tax Period;

(d) maintain all Company Intellectual Property, including all Company IP Registrations, unregistered Trademarks, Company Products and Company IT Systems, and retain in full force and effect all Company IP Agreements, Company IP Registrations, and Licensed Intellectual Property;

(e) maintain the properties and assets owned, operated, or used in the Business by myAlphie and/or the Company, as the case may be, in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(f) defend and protect its properties and assets from infringement or usurpation;

(g) perform all its obligations under all Contracts relating to or affecting the properties, assets, or operation of the Business;

(h) maintain its books and records in accordance with past practice; and

(i) comply in all material respects with all applicable Laws.

Section 5.02 Access to Information. From the date hereof until the Closing, Seller shall, and shall cause myAlphie (and upon Conversion, the Company) to, (a) afford Buyer and its Representatives full and free access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to myAlphie and/or the Company; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to myAlphie (and upon Conversion, the Company) as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller and myAlphie (and upon Conversion, the Company) to cooperate with Buyer in its investigation of myAlphie and/or the Company. Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller, myAlphie and/or the Company. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty, or agreement given or made by Seller in this Agreement.

Section 5.03 No Solicitation of Other Bids.

(a) Seller shall not, and shall not authorize or permit any of its Affiliates (including myAlphie (or upon Conversion, the Company)) or any of its or their Representatives (including Giri Devanur) to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated and shall cause its Affiliates (including myAlphie (and upon Conversion, the Company)) and all its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, or other business combination transaction involving the myAlphie, or upon Conversion, the Company; (ii) the issuance or acquisition of any stock in myAlphie or membership interests in the Company; or (iii) the sale, lease, exchange, or other disposition of any significant portion of myAlphie’s (or upon Conversion, the Company’s) properties or assets.

(b) In addition to the other obligations under this Section 5.03, Seller shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Seller agrees that the rights and remedies for noncompliance with this Section 5.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 5.04 Notice of Certain Events.

(a) From the date hereof until the Closing, Seller shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Seller hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.02 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv) any Actions commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting the Seller, myAlphie, the Business (or upon Conversion, the Company) that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) Buyer’s receipt of information pursuant to this Section 5.04 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement (including Section 8.02 and Section 9.01(b)) and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 5.05 Resignations. Seller shall deliver to Buyer written resignations, effective as of the Closing Date, of all officers, managers and/or directors (if applicable) of the Company requested by Buyer at least three (3) Business Days prior to the Closing.

Section 5.06 Confidentiality. From and after the Closing, Seller and Buyer mutually agree that each: shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the other party, except to the extent that such party can show that such information (a) is generally available to and known by the public through no fault of such party, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by such party, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If a party or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such party shall promptly notify the other party in writing and shall disclose only that portion of such information which such party is advised by its counsel in writing is legally required to be disclosed, provided that such party shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.07 Non-Competition; Non-Solicitation.

(a) For a period of three (3) years commencing on the Effective Date (the “Restricted Period”), the each of the Buyer and the Seller and its majority owner, Giri Devanur, shall not, and shall not permit any of its Affiliates to directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business for that party; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business for that party in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Seller (and its Affiliates) customers or suppliers of the Seller’s and its Affiliates’ customers or suppliers, as the case may be for the Buyer, and between the Company and the customers or suppliers of Buyer and the Company, as the case may be for the Seller. Notwithstanding the foregoing, either Buyer or Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Buyer or Seller, as the case may be, is not a controlling Person of, or a member of a group which controls, such Person and does not, directly, or indirectly, own five percent (5%) or more of any class of securities of such Person.

(b) During the Restricted Period, Seller and Buyer each agree that it shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of Buyer and the Company, as the case may be for the Seller, and for the Seller and its Affiliates, as the case may be for the Buyer, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 5.07(b) shall prevent Seller or Buyer, or any of their respective Affiliates from hiring (i) any employee whose employment has been terminated by the other party (including each of their Affiliates) or the Company or (ii) after one hundred eighty (180) days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c) During the Restricted Period, Seller and Buyer each agree that they shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of Buyer or the Company or potential clients or customers of Buyer or the Company (as the case may be for the Seller) or any clients or customers of the Seller and its Affiliates (as the case may be for the Buyer and the Company) for purposes of diverting their business or services from the other party for the Restricted Business, as it applies to that party.

(d) Seller and Buyer each acknowledge that a breach or threatened breach of this Section 5.07 would give rise to irreparable harm to Buyer or Seller, as the case may be, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller or Buyer, as the case may be, of any such obligations, Buyer or Seller, as the case may be, shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent

(e) Seller, Buyer, and Giri Devanur, individually, hereby acknowledge that the restrictions contained in this Section 5.07 are reasonable and necessary to protect the legitimate interests of the parties and constitute a material inducement to the parties to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.07 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 5.07 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.08 Books and Records.

(a) To facilitate the resolution of any claims made by or against or incurred by Buyer or the Company after the Closing, or for any other reasonable purpose, for a period of three (3) years following the Closing, Seller shall:

(i) retain the books and records (including personnel files) of Seller which relate to myAlphie and the Company and each of its operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in ARTICLE VI.

(b) Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.08 where such access would violate any Law.

Section 5.09 Closing Conditions From the date hereof until the Closing, each party hereto shall, and Seller shall cause myAlphie (and upon Conversion, the Company) to, use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VII hereof.

Section 5.10 Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 5.11 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute, and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE VI
Tax matters

Section 6.01 Tax Covenants.

(a) Seller Prepared Tax Returns. Seller, at its sole cost and expense, shall prepare, or cause to be prepared, all Tax Returns that relate to the Seller Affiliated Group (each a “Seller Prepared Tax Return”). Each Seller Prepared Tax Return shall be prepared in a manner consistent with (A) past practice, procedures, and accounting methods of the Seller Affiliated Group, as applicable, to the extent permitted by law, and (B) the conventions set forth in Section 6.01(c). Seller shall pay all Taxes shown as due and owing on any Seller Prepared Tax Return.

(b) Buyer Prepared Tax Returns. Buyer shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Company after the Closing Date (each a, “Buyer Prepared Tax Return”). To the extent a Buyer Prepared Tax Return relates to any taxable period ending on or before the Closing Date, such Buyer Prepared Tax Return shall be prepared in a manner consistent with (A) past practice, procedures, and accounting methods of the Company, to the extent permitted by law, and (B) the conventions set forth in Section 6.01(c). Seller shall pay all Indemnified Taxes shown as due and owing on any Buyer Prepared Tax Return that are allocable to Pre-Closing Tax Periods pursuant to the principles and procedures set forth in Section 6.02.

(c) Tax Conventions. With respect to certain Tax matters, the Seller and the Buyer agreed as follows:

(i) That no election shall be made by any party (or the Company) under Treasury Regulation Section 1.1502-76(b)(2) (or any analogous or similar state, local or foreign Law) to ratably allocate items incurred by the Company;

(ii) To the extent permitted by applicable Law, elect to have each taxable year of the Company end as of the end of the day on the Closing Date;

(iii) That Seller shall include the Company on the U.S. federal Income Tax Return for the Seller Affiliated Group, as applicable, through the close of business on the Closing Date; and

(iv) For purposes of determining whether something is permitted by law for purposes of this Section 6.01, the Buyer and Seller agree that such position shall be permitted if it is at least “more likely than not” that such position will be sustained if challenged by the IRS or other governmental authority.

Section 6.02 Straddle Period. In the case of Taxes of the Company that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes of the Company which relate to a Pre-Closing Tax Period shall be:

(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, the amount of such Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and

(b) in the case of other Taxes, the amount of such Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(c) For purposes of clause (a), any item determined on an accrual or periodic basis (including amortization and depreciation deductions and the effect of graduated rates), other than with respect to property placed in service after the Closing, shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (a) for periodic Taxes.

(d) This Section 6.02 shall not apply to Transfer Taxes.

Section 6.03 Contests. Buyer shall control the contest or resolution of any claim, or the commencement of any Action, in respect of Taxes or Tax Returns of the Company (a “Tax Claim”); provided, however, to the extent a Tax Claim relates to any taxable period ending on or before the Closing Date, (a) Buyer shall obtain the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim; and (b) Seller shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Seller. Notwithstanding the foregoing, Seller shall exclusively control any Tax Claim relating to any Taxes or Tax Return of any Seller Affiliated Group.

Section 6.04 Cooperation and Exchange of Information. Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this ARTICLE VI or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities.

Section 6.05 Tax Treatment; Purchase Consideration Allocation.

(a) Seller and Buyer agree for U.S. federal (and, as applicable, state, local, and foreign) income tax purposes that (i) the purchase and sale of the Acquired Interests is intended to be treated in a manner consistent with the holding in Situation 1 of Rev. Rul. 99-5, 1999-1 C.B. 434, (ii) Seller shall be treated as fully repaying Promissory Note 1 and Promissory Note 2 with an undivided interest in the assets of the Company, and (iii) the purchase and sale of the Acquired Interests will be treated as an “applicable asset acquisition” within the meaning of Section 1060 of the Code (collectively, the “Intended Tax Treatment”).

(b) Within 60 days after the Closing Date, Buyer shall provide to Seller an allocation of the Purchase Consideration (plus all other relevant items, including any liabilities of the Company) among an undivided interest in the assets of the Company (such allocation, the “Purchase Consideration Allocation”). The Purchase Consideration Allocation shall be prepared in accordance with the applicable provisions of the Code (including, but not limited to, Section 1060 of the Code), the Treasury Regulations promulgated thereunder, and consistent with the methodologies set forth on Schedule 6.05(b). Buyer and Seller shall make appropriate adjustments to the Purchase Consideration Allocation to reflect changes in the Purchase Consideration (or any other relevant item, including, any liabilities of the Company).

(c) Seller and Buyer agree, unless otherwise required by Law, to (i) timely file all Internal Revenue Service (“IRS”) Tax forms and Tax Returns consistent with the Intended Tax Treatment and the Purchase Consideration Allocation and (ii) take no position, and cause their Affiliates to take no position, inconsistent with the Intended Tax Treatment or the Purchase Consideration Allocation for U.S. federal, state, local, and foreign income tax purposes (including in connection with any Tax Claim).

ARTICLE VII
Conditions to closing

Section 7.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to confirmation, at or prior to the Closing, that no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Seller contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller shall have performed such agreements, covenants, and conditions, as so qualified, in all respects.

(c) No Action shall have been commenced against Buyer, Seller, myAlphie or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) All approvals, consents and waivers that are listed on Section 3.05 of the Disclosure Schedules shall have been received and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(e) Seller shall have delivered to Buyer duly executed and enforceable counterparts to the Ancillary Documents and such other documents and deliveries set forth in Section 2.03, including but not limited to, the Transition Services Agreement mutually agreeable to the Seller, the Naamche Agreement and the Pabbi Offer Letter.

(f) All Encumbrances relating to the Membership Interests and all assets related to the Business shall have been released in full.

(g) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied (the “Seller Closing Certificate”).

(h) Buyer shall have received the Seller’s Officer’s Certificate pursuant to Section 2.03(b)(iii) of this Agreement.

(i) Seller shall have delivered to Buyer a good standing certificate (or its equivalent) for the Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized.

(j) Seller shall have delivered to Buyer a properly completed and executed IRS Form W-9.

(k) Seller shall have delivered to Buyer all such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(l) Buyer shall be satisfied in its sole and absolute discretion with its diligence review of the Business, the consummation of the pre-Closing Contribution and Exchange, and conduct of the Seller, the Company, myAlphie and Naamche between the Effective Date and the Closing.

Section 7.03 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties of Buyer contained in Section 4.01 and Section 4.04, the representations and warranties of Buyer contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or material adverse effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyer contained in Section 4.01 and Section 4.04 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants, and conditions, as so qualified, in all respects.

(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.

(d) Buyer shall have delivered to Seller duly executed counterparts to the Ancillary Documents.

(e) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied (the “Buyer Closing Certificate”).

(f) Seller shall have received the Buyer’s Officer’s Certificate pursuant to Section 2.03(a)(ii) of this Agreement.

(g) Buyer shall have delivered to Seller such other documents or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VIII
Indemnification

Section 8.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, that the representations and warranties in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05, Section 3.14, Section 4.01, Section 4.02 and Section 4.04 shall survive indefinitely. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein provided, however, the obligation of Seller to indemnify and defend the Buyer Indemnitees for any Indemnified Taxes pursuant to Section 8.02(c) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.02 Indemnification By Seller. Subject to the other terms and conditions of this ARTICLE VIII, from and after Closing, Seller shall indemnify and defend each of Buyer, its Affiliates (including the Company), their respective Representatives, and their direct or indirect equityholders (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement (other than in respect of Section 3.12, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to ARTICLE VI), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in ARTICLE VI, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to ARTICLE VI); and

(c) any Indemnified Taxes.

Section 8.03 Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VIII, from and after Closing, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement (other than ARTICLE VI, it being understood that the sole remedy for any such breach thereof shall be pursuant to ARTICLE VI).

Section 8.04 Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a) The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 8.03(a) shall not exceed Five Million Seven Hundred Thousand Dollars ($5,700,000.00).

(b) Notwithstanding the foregoing, the limitations set forth in Section 8.04(a) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.05.

(c) For purposes of this ARTICLE VIII, (including for purposes of determining the existence of any inaccuracy in, or breach of, any representation or warranty and for calculating the amount of any Loss with respect thereto), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 8.05 Indemnification Procedures. The party making a claim under this ARTICLE VIII is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this ARTICLE VIII is referred to as the “Indemnifying Party.”

(a) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third-Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (ii) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 8.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (x) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (y) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.06) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.12 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in ARTICLE VI) shall be governed exclusively by ARTICLE VI hereof.

Section 8.06 Reimbursement Payments.

(a) Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VIII, the Indemnifying Party shall satisfy its obligations within fifteen (15) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such fifteen (15) Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to five percent (5%). Such interest shall be calculated daily based on a 365-day year and the actual number of days elapsed.

(b) Any Losses payable to a Buyer Indemnitee pursuant to this ARTICLE VIII shall be satisfied from Seller.

Section 8.07 Tax Treatment of Indemnification Payments. All indemnification payments made pursuant to ARTICLE VI, ARTICLE VIII or any other provision of this Agreement shall be treated by the parties as an adjustment to the Purchase Consideration for Tax purposes, unless otherwise required by Law.

Section 8.08 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.02 or Section 7.03, as the case may be.

Section 8.09 Exclusive Remedies. Subject to Section 5.07 and Section 10.11, the parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in ARTICLE VI and this ARTICLE VIII. In furtherance of the foregoing, each party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in ARTICLE VI and this ARTICLE VIII. Nothing in this Section 8.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraudulent, criminal, or intentional misconduct.

ARTICLE IX
Termination

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by Buyer by written notice to Seller if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VII and such breach, inaccuracy or failure has not been cured by Seller within ten (10) days of Seller’s receipt of written notice of such breach from Buyer; or

(ii) any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by January 27, 2023, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by Buyer or Seller if (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 9.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) as set forth in this ARTICLE IX, Section 5.06 and ARTICLE X hereof; and

(b) that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

ARTICLE X
Miscellaneous

Section 10.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether the Closing shall have occurred.

Section 10.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller:	6515 Longshore Loop Dublin, OH 43017 Email: giri@realpha.com Attention: Giri Devanur
with a copy to:	Brouse McDowell LPA 600 Superior Avenue E., Suite 1600 Cleveland, OH 44114 Email: mbrown@brouse.com Attention: Molly Brown, Esq.
If to Buyer:	6640 Riverside Dr., Suite 500 Dublin, OH 43017 Email: mike.ensminger@gmail.com Attention: Mike Ensminger
with a copy to:	Benesch, Friedlander, Coplan & Aronoff LLP 41 South High Street Columbus, Ohio 43215 Attention: Laura Hult, Esq Nicole Kline, Esq. E-mail: lhult@beneschlaw.com nkline@beneschlaw.com

Section 10.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.05 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.06 Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.08 No Third-Party Beneficiaries. Except as provided in Section 6.02 and ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 10.10 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction).

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF OHIO IN EACH CASE LOCATED IN THE CITY OF COLUMBUS AND COUNTY OF FRANKLIN, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION, OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE ASSIGNMENT, THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ASSIGNMENT, THE OTHER ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).

Section 10.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this MEMBERSHIP INTEREST PURCHASE AGREEMENT to be executed as of the date first written above.

SELLER:

REALPHA TECH CORP.

By
Name:	Giri Devanur
Title:	Chief Executive Officer

BUYER:

Turnit Holdings, LLC

By
Name:	Brent D. Crawford
Title:	Manager